Exhibit 23.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated September 14, 2023, with respect to the abbreviated financial statements of the Acquired Product Lines of Honeywell International (the “Product Lines”), which comprise the statements of assets acquired as of December 31, 2022 and 2021, and the statements of revenue and direct expenses for the year ended December 31, 2022 and 2021, included in this Current Report of Innovative Solutions and Support, Inc. on Form 8-K/A. We consent to the incorporation by reference of said report in the Registration Statements of Innovative Support and Solutions, Inc. on Form S-3 (File No. 333-267595) and Forms S-8 (File No. 333-163712 and File No. 333-235689).

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

September 14, 2023